

October 28, 2014

Via E-mail
Paul M. Rady
Chief Executive Officer
Antero Resources Midstream, LLC
1615 Wynkoop Street
Denver, Colorado 80202

> **Re:** **Antero Resources Midstream LLC**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed on October 27, 2014**
> **File No. 333-193798**

Dear Mr. Rady:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Dilution, page 54

1. We note your revisions in response to comment 1 from our letter dated October 24, 2014. Please refer to the table showing the consideration contributed to you by Antero and by the purchasers of common units in this offering as seen on page 55, and explain to us why you did not apply the concept in our prior comment to your calculation of Antero's effective cash contribution to you. In this regard, the predecessor's net tangible book value already reduced Antero's effective cash contribution by the amount of debt recorded on the predecessor's books. It is unclear to us why repayment of the previously recorded debt would reduce Antero's effective cash contribution again. As indicated in comment 6 from our letter dated October 17, 2014, it appears that Antero's effective cash contribution would be the predecessor's net tangible book value less the cash distribution to Antero recorded as a reduction to equity in your pro forma balance sheet. Please advise or revise.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director